FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS

FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2007

ATHENS, GREECE, February 26, 2008 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today reported net income of $1.61 million for the fourth quarter of 2007 compared to net income of $0.62 million for the fourth quarter of 2006.

The Company completed its merger with and into Star Maritime Acquisition Corp., a special purpose acquisition company, with the Company as the surviving corporation, on November 30, 2007.  The Company took delivery of four vessels and commenced operations in the fourth quarter 2007. Voyage and time charter revenues amounted to $3.69 million for the fourth quarter of 2007, compared to nil in the fourth quarter of 2006.

Net income for the full year 2007 amounted to $3.41 million, compared to net income of $2.98 million for 2006. Voyage and time charter revenues for 2007 are the same as voyage and time charter revenues for the fourth quarter 2007 referenced above.

Earnings per share, basic for the three months ended December 31, 2007 was $0.05, based on a weighted average of 33,155,178 shares outstanding, basic in the fourth quarter of 2007.

Earnings per share, basic for the year ended December 31, 2007 was $0.11, based on a weighted average of 30,067,470 shares outstanding, basic at December 31, 2007.

Akis Tsirigakis, President and CEO of Star Bulk Carriers commented: "We are pleased to announce our first financial results since we became an operating company as of the completion of our Redomiciliation Merger on November 30, 2007. In a short period of time we have been able to achieve a number of important objectives we set for ourselves including the delivery of four vessels during the month of December thereby allowing us to realize initial cash flow from operations. We look forward to increased cash flows as of the first quarter of 2008 when we will have an operational fleet of nine vessels with a tenth scheduled for delivery in May 2008.

In addition to the eight vessels we had agreed to acquire as part of our initial fleet we acquired an additional two vessels thereby expanding our revenue and profit capability. In this context, we acquired and have taken delivery of the Star Kappa, a 2001 Supramax bulk carrier and have a definitive agreement to acquire the M/V Star Sigma, a 1991 built Capesize vessel, which we expect to take delivery of during the second quarter 2008, bringing our total fleet to ten vessels. Furthermore, all of our vessels are secured under time charters, and we have thus contracted 100% of our fleet days for 2008 securing a healthy revenue stream which can support our growth objectives and our dividend policy.

We believe Star Bulk Carriers is strategically positioned to take full advantage of the positive fundamentals in the dry bulk sector. Star Bulk Carriers has significant potential for further growth due to our under-leveraged balance sheet and our strong and secure cash flow based on our charter coverage.

Fleet Employment Profile (As of February 25, 2008)

Currently Star Bulk’s fleet is employed as follows:

Vessel Name	Type	DWT	Year Built	Delivery to Star	Time Charter Expiry (2)	Time Charter Rate (3)
Vessels delivered to Star Bulk as of December 31, 2007
Star Epsilon	Supramax	52,402	2001	Dec. 3, 2007	Dec. 15, 2008 - Mar. 15, 2009	$25,550
Star Theta	Supramax	52,425	2003	Dec. 6, 2007	Apr. 2, 2009 - Jun. 16, 2009	$32,500
Star Kappa	Supramax	52,055	2001	Dec. 14, 2007	Aug. 24, 2010 - Nov. 23, 2010	$47,800
Star Beta	Capesize	174,691	1993	Dec. 28, 2007	Feb. 5, 2010 - May. 5, 2010	$106,500
Vessels delivered to Star Bulk after December 31, 2007
Star Delta	Supramax	52,434	2000	Jan. 2, 2008	Feb. 7, 2009 - May 7, 2009	$25,800
Star Zeta	Supramax	52,994	2003	Jan. 2, 2008	Apr. 12, 2008 (1) Mar. 12, 2013 - Jun. 12, 2013	$30,500 $38,750
Star Gamma	Supramax	53,098	2002	Jan. 4, 2008	Jan. 4, 2009 - Feb. 14, 2009	$28,500
Star Alpha	Capesize	175,075	1992	Jan. 9, 2008	Jul. 5, 2009 - Oct. 5, 2009	$47,500
Vessels to be delivered
Star Iota	Panamax	78,585	1983	March, 2008 (1)	Feb. 2009 - Apr. 2009	$18,000
Star Sigma	Capesize	184,000	1991	May. 2008 (1)	Mar. 2009	$100,000

(1)  Indicates expected delivery/redelivery date to Star Bulk.

(2)  Represents the earliest and latest expiry dates allowed by the charter party. Charterers have the right to add off-hire days, if any, that occurred during the charter period.
(3)  Represents the gross daily rate.

Summary of Selected Financial & Other Data

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$3,688	$0	$3,688	$0
Voyage expenses	98	0	98	0
Vessel operating expenses	744	0	744	0
Net income	1,613	617	3,410	2,978
FLEET DATA
Average number of vessels (1)	0.84	0	0.21	0
Number of vessels	4.00	0	4.00	0
Average age of operational fleet (in years) (2)	8.0	0	8.0	0
Ownership days (3)	77.48	0	77.48	0
Voyage days (4)	68.71	0	68.71	0
Fleet utilization (5)	88.68%	na	88.68%	na

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at December 31, 2007.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Voyage days are the total days the vessels were in our possession for the relevant period net of any off-hire days. Off-hire days include the days a vessel is idle from the time of the transfer of ownership until the vessel is readied to sail under the new crew/management following the issuance of new certificates.

(5) Fleet utilization is calculated by dividing voyage days by ownership days for the relevant period.

Dividend

The board of directors declared a cash dividend on its common stock of $0.10 per share in respect of the fourth quarter 2007. The Company previously announced that it intended to pay a partial dividend per share based on a dividend of $0.325 per share for its first full operating quarter in 2008 pro rated for the number of fleet operating days in the fourth quarter of 2007. Such pro-rated dividend would be equal to $0.03 per share. The board of directors determined to increase the Company's initial dividend to $0.10 per share. This cash dividend will be payable on or about February 29, 2008 to shareholders of record as of February 25, 2008. The Company further announced that it adjusted upward from $0.325 to $0.35 per share the minimum dividend that the Company expects to declare in respect of the first quarter of 2008.

The Company had 42,516,433 shares of common stock outstanding as of December 31, 2007.

Conference Call details:

Star Bulk’s management team will host a conference call tomorrow, Wednesday, February 27, 2008, at 08:30 a.m., Eastern Standard Time (EST) to discuss the Company's financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "StarBulk".

In case of any problem with the above numbers, please dial 1(866) 223-0615 (from the US), 0(800) 694-1503 (from the UK) or +(44) (0) 1452 586-513 (from outside the US). Please quote "StarBulk".

A replay of the conference call will be available until March 4, 2008. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number (+44) (0) 1452 55 00 00 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eight dry bulk carriers, plus definitive agreements to acquire a further two dry bulk carriers. The total fleet consists of three Capesize, one Panamax and six Supramax dry bulk vessels with an average age of approximately 11 years and a combined cargo carrying capacity of approximately 927,759 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
www.starbulk.com

E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

www.capitallink.com

(See financial table attached)

STAR BULK CARRIERS CORP.

Expressed in thousands of U.S. Dollars, except number of shares

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	3,688	0	3,688	0

EXPENSES:
Voyage and Other Expenses	7,549	553	9,255	1,211

Operating income / (loss)	(3,861)	(553)	(5,567)	(1,211)

OTHER INCOME (EXPENSES):
Interest and finance costs	(45)	0	(45)	0
Interest Income	5,519	1,120	9,022	4,396

Income taxes	0	50	0	(207)

Net Income	1,613	617	3,410	2,978

Earnings per common share, basic	$0.05	$0.02	$0.11	$0.10

Weighted average number of common shares, basic	33,155,178	29,026,924	30,067,470	29,026,924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated February 26, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President